     Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following notice was posted to The Gillette Company’s internal web site:

How P&G Recharged its Business

In May of 2004, Fortune magazine spoke with Alan G. (A.G.) Lafley about how he had reshaped and recharged Procter & Gamble when he became CEO in 2000. Here is how the publication described A.G.’s model for innovation at P&G.

Crank up one-on-one consumer research: A.G. prods his employees to view the brands not as scientists but as customers. The typical brand marketer now spends at least 12 hours a month with consumers.

Expand what each brand does: P&G is defining its brand equities more broadly. Pampers stands for babies’ care and development. Crest stands for beautiful, healthy smiles for life. Olay stands for all that is beautiful in women. With these broader equities, P&G is identifying and commercializing a much bigger pipeline of innovation.

Get employees from different divisions to exchange ideas: For example, aroma experts at Herbal Essence and Millstone coffee helped develop a scratch and sniff feature for Crest toothpaste packages when it was introducing new flavors.

Reach outside for ideas: “Inventors are evenly distributed in the population and we are as likely to find invention in a garage as in our labs,” A.G. said. Crest has teamed up with organizations like BASF and Clorox to introduce and market new products.

Stop testing so much: By cutting down on test marketing, P&G has reduced product launch time from 3 years to 18 months companywide.

Give designers more power: A.G. believes that P&G needs to market both the product and the consumers’ experience of the products -- how it looks, smells and feels, by involving designers in all aspects of product development.

Cater to developing markets: When it lagged its competitors in developing countries’ sales because of a higher cost structure, P&G found smarter, cheaper ways of to produce products, including using contract manufacturers. It also began talking more to developing world consumers about what they liked or didn’t line about the products.

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FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Corporate Investor Relations, or from The Proctor & Gamble Company, One Procter & Gamble Plaza, Cincinnati, OH 45202, Attention: Shareholder Services Department.

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.